Nilsson Mine Services Ltd.
Telephone: 604 465 0703
FAX:604 465 0731
Email: jnilsson@shaw.ca

CERTIFICATE of AUTHOR

I, John Nilsson P.Eng., do hereby certify that:

1.

I am President of:

Nilsson Mine Services Ltd.
20263 Mountain Place
Pitt Meadows, British Columbia
V3Y 2T9

2.

I graduated with a Bachelors degree in Geology from the Queen’s University in 1977. In addition, I obtained a Masters degree in Mining Engineering from the Queen’s University in 1990.

3.

I am a member of the Association of Profession Engineers of British Columbia.

4.

I have worked as a geologist and mining engineer for a total of 28 years since my graduation from university.

5.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association to be a "qualified person" for the purposes of NI 43-101.

6.

I am responsible for assembly of the report and review of the resource estimation procedures. I visited the site February 16 to February 18, 2006.

7.

I have not had prior involvement with the property that is the subject of the Technical Report.

8.

I am not aware of any material fact or material change to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am independent of the issuer applying all the tests in section 1.4 of National Instrument 43-101.

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

10.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the "Resource Estimate Summary Report for the Tenke Fungurume Project, Katanga Province, Democratic Republic of Congo" with any stock exchange and/or other regulatory authority and any publication of the audit by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 20th Day of May, 2006.

John Nilsson, P.Eng.

NMS – Nilsson Mine Services Ltd.	Mintec Inc.